SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           DAMEN FINANCIAL CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    235906104
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                                 (CUSIP Number)
                                                           with a copy to:
Jeffrey S. Halis                                         Robert G. Minion, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                               Fisher & Boylan, P.A.
New York, New York  10022                                  65 Livingston Avenue
(212) 486-4794                                      Roseland, New Jersey  07068
                                                                 (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 7, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
 1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                          Jeffrey S. Halis ###-##-####
________________________________________________________________________________
 2)  Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)       Not
      (b)       Applicable
________________________________________________________________________________
 3)  SEC Use Only
________________________________________________________________________________
 4)  Source of Funds (See Instructions):  WC; PF
________________________________________________________________________________
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
 6)       Citizenship or Place of Organization:

                                  United States
________________________________________________________________________________
Number of                        7) Sole Voting Power:        106,790*
Shares Beneficially                 --------------------------------------------
Owned by                         8) Shared Voting Power:         0
Each Reporting                      --------------------------------------------
Person With:                     9) Sole Dispositive Power:   106,790*
                                    --------------------------------------------
                                10) Shared Dispositive Power:     0
                                    --------------------------------------------
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

    106,790*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                            Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row
    (11):      3.3%*
________________________________________________________________________________
14) Type of Reporting Person (See
    Instructions):       IA, IN

________________________________________________________________________________
* 91,700 shares (2.8%) of Damen Financial Corporation common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 6,800 shares (0.2%) of Damen Financial Corporation common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 8,290 shares (0.3%) of Damen Financial Corporation common stock are owned individually by Jeffrey S. Halis. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P. and Madison Avenue Partners, L.P., respectively.

Item 2. Identity and Background.
        -----------------------

     The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., each of which is a Delaware limited partnership having its principal executive office located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other  Consideration.
         --------------------------------------------------

     All funds used to purchase shares of common stock of Damen Financial Corporation on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. come directly from the net assets of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., respectively. All funds used to purchase shares of common stock of Damen Financial Corporation individually by Jeffrey S. Halis come directly from his personal funds.

Item 5. Interest in  Securities of the Issuer.
        --------------------------------------

     Based upon information provided by management of Damen Financial Corporation, as of April 7, 1997 there were issued and outstanding 3,246,720 shares of common stock of Damen Financial Corporation. As of April 7, 1997,
Tyndall Partners, L.P. owned 91,700 of such shares, or 2.8% of those outstanding, Madison Avenue Partners, L.P. owned 6,800 of such shares, or 0.2% of those outstanding, and Jeffrey S. Halis individually owned 8,290 of such shares, or 0.3% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Damen Financial Corporation owned by Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and individually by him. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Jeffrey S. Halis individually in shares of common stock of Damen Financial Corporation during the past sixty days (each of which were effected in ordinary brokers transactions, other than the April 7, 1997 sales by Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P., which were effected by the tender of shares directly to Damen Financial Corporation):

                            A. Tyndall Partners, L.P.

Date                                 Quantity                      Price

                                   (Purchases)

                                      NONE

                                     (Sales)

February 13, 1997                     3,000                       $13.37
February 19, 1997                    25,000                       $14.37
February 20, 1997                    40,000                       $14.37
February 26, 1997                     5,000                       $14.62
April 7, 1997                        31,700                       $14.75


                     B. Tyndall Institutional Partners, L.P.

Date                                 Quantity                      Price

                                   (Purchases)

                                      NONE

                                     (Sales)

April 7, 1997                         39,300                       $14.75

                        C. Madison Avenue Partners, L.P.

Date                                Quantity                        Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                               D. Jeffrey S. Halis

Date                                 Quantity                        Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE



     On April 7, 1997, Jeffrey S. Halis ceased to be the beneficial owner of more than 5% of the common stock of Damen Financial Corporation.


                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                          April 11, 1997


                                          /s/ Jeffrey S. Halis
                                          _____________________________________
                                          Jeffrey S. Halis, individually  and as
                                          a  general  partner  of  Halo  Capital
                                          Partners,  L.P.,  the  general partner
                                          of  Tyndall  Partners,  L.P.,  Tyndall
                                          Institutional   Partners,   L.P.   and
                                          Madison Avenue Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).